UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 001-33843 - CF#32252

Synacor, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 26, 2013, a Form 10-Q filed on August 13, 2013 and a Form 10-Q filed on August 14, 2014.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.17.1	10-K	March 26, 2013	through March 24, 2017
10.17.2	10-K	March 26, 2013	through March 24, 2017
10.3	10-Q	August 13, 2013	through March 24, 2017
10.1	10-Q	August 14, 2014	through March 24, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary